Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Makes High Availability Accessible To All

with Global "Simple HA For $60K" Offering

Comprehensive Low-cost Solution for IBM eServer iSeries High Availability Market

TORONTO, CANADA – (February 3rd, 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today relaunched its successful “Simple HA for $60K” high availability offering for IBM eServer iSeries-based businesses, making it a permanent fixture of its LiveBusiness™ family. Comprised of two iCluster™ licenses, implementation, training, maintenance and support, this complete offering delivers a low-cost solution that is ideal for small-to-mid sized businesses. The news comes on the heels of IBM’s announcement of a two-year, $500 million initiative to re-energize the IBM eServer iSeries, one of the industry's most popular servers with 200,000 customers worldwide.

“With IBM introducing the most significant changes to the eServer iSeries product line in more than a decade, now is the time for DataMirror to reinvent the concept of high availability with a complete and affordable solution package that allows companies to gain a rapid return on investment,” said Stewart Ritchie, vice president, sales, Americas and Asia Pacific, DataMirror. “IBM’s new iSeries servers and dramatic price/performance improvements, combined with DataMirror’s ‘Simple HA for $60K’ solution, offer customers everything they need to compete in the 24/7 world.”

DataMirror’s fixed-price solution means that true high availability is no longer the exclusive domain of large organizations. Now small and medium sized businesses can keep pace with 24/7 business requirements and achieve high cost savings—a substantial return on their eServer iSeries investment.

“With its integrated software, capacity by the day, and dramatic price improvements, the reinvented IBM eServer iSeries delivers new capabilities and value to our customers around the world,” said Cecelia Marrese, vice president of marketing, IBM eServer iSeries. “DataMirror’s affordable high availability package demonstrates that DataMirror is listening to iSeries customers—especially small and medium size businesses—and is committed to helping them move their technology forward.”

About DataMirror iCluster

DataMirror iCluster software allows companies of all sizes and industries to increase revenues and improve their bottom line through more efficient 24/7 business operations. iCluster is a single, integrated software solution that mirrors critical data in real-time from a primary eServer iSeries system to one or more recovery systems and ensures high speed operational switching in the event of an outage. It includes an intuitive Java graphical user interface to manage iSeries clusters as well as provide enhanced data and application resiliency. Other features include full support for IFS file mirroring, integrated remote journaling support and enhanced trigger support. These features provide high levels of availability and clustering support for iSeries customers, and demonstrate DataMirror’s strength and innovation in the IBM eServer iSeries resiliency market.

Terms and Conditions

Prices may vary based on local currency and services. Special terms and conditions apply. For more information on this promotion, visit www.datamirror.com/hapromo, e-mail sales@datamirror.com or contact a DataMirror representative by phone:

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United Kingdom, call +44 (0)20 7633 5200

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Americas, call 905 415 0310 or 1 800 362 5955

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Germany, call +49 6151 8275 200

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France, call +33 0 1 55 70 30 18

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Belgium, call +32 3 206 18 82

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Sweden, call +46 (0)8 655 36 15

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Asia Pacific, call +852 2251 8226

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror solutions including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2003 DataMirror Corporation. All rights reserved. DataMirror, iCluster, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

IBM, the IBM e-business logo, and iSeries are either trademarks or registered trademarks of International Business Machines Corporation in the United States or other countries or both. The IBM eServer brand consists of the established IBM e-business logo with the following descriptive term "server" following it.